Exhibit (k)(v)

AMENDED FORM OF EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT effective as of the __ day of August, 2025 by and between Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund), a Delaware statutory trust (the “Fund”) and Origin Credit Advisers, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated August __, 2025 (the “Investment Management Agreement”);

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.         Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.         The Adviser agrees with the Fund to waive the Investment Management Fee and other fees and other fees, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding any (i) taxes, (ii) fees and expenses incurred in connection with borrowings by the Fund, including interest payments and expenses incurred in connection with a line of credit or other credit facility, if any, obtained by the Fund, (iii) transactional costs, including legal costs and brokerage commissions, associated with the acquisition, monitoring and disposition of investments, (iv) dividend and interest expenses on short sales, if any, (v) Incentive Fees, (vi) distribution and/or shareholder servicing fees, as applicable, (vii) acquired fund fees and expenses, (viii) expenses incurred in connection with any merger or reorganization after commencement of Fund operations, and (ix) extraordinary expenses, such as litigation expenses) will not exceed:

•	3.50% of the net assets of Class A Shares on an annualized basis (the “A Class Expense Limitation”);

•	3.50% of the net assets of Class E Shares on an annualized basis (the “E Class Expense Limitation”),

•	3.50% of the net assets of Class I Shares on an annualized basis (the “I Class Expense Limitation”), and

•	3.50% of the net assets of Class O Shares on an annualized basis (the “O Class Expense Limitation” and together with the A Class Expense Limitation, E Class Expense Limitation and I Class Expense Limitation, the “Expense Limitation”).

3.         This Agreement will have an initial term offending one (1) year from the date of commencement of the Fund’s operations, and during such term this Agreement may not be terminated by the Adviser or the Fund. This Agreement will automatically renew for consecutive one-year terms thereafter. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4.         The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by the Adviser, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by the Adviser, and to repay the Adviser such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation in effect at the time of the Waiver and the Expense Limitation in effect at the time of the repayment. To the extent that such repayment is due, it shall be made as promptly as possible. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.         If this Agreement is terminated by the Fund, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to repay to the Adviser, any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Adviser not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

6.         This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

7.         This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

ORIGIN REAL ESTATE CREDIT FUND

By:	Michael McVickar
Title:	Chief Legal Officer, Vice President and Secretary

ORIGIN CREDIT ADVISERS, LLC

By:	Thomas Briney
Title:	President and Chief Investment Officer